UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)

36Kr Holdings Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

88429K 10 3**

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 25 Class A ordinary shares.

 1.    NAMES OF REPORTING PERSON

                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Beijing Jiuhe Yunqi Investment Center L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                 (a)   ☐

                                                                 (b)   ☒

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

5.   SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON –

 49,707,000 Class A ordinary shares

6.   SHARED VOTING POWER -

7.   SOLE DISPOSITIVE POWER –

49,707,000 Class A ordinary shares

8.   SHARED DISPOSITIVE POWER -

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

49,707,000.000 Class A ordinary shares

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   ☐

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.9% of Class A ordinary shares ( or 5.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12.    TYPE OF REPORTING PERSON

    PN

* The percentages used in this Schedule 13G are calculated based on a total of 937,358,520 ordinary shares, comprising 841,275,820 Class A ordinary shares and 96,082,700 Class B ordinary shares, of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

ITEM 1 (a) NAME OF ISSUER:

36Kr Holdings Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

5-6/F, Tower A1, Junhao Central Park Plaza No. 10 South Chaoyang Park Avenue Chaoyang District, Beijing, People’s Republic of China, 100026

ITEM 2 (a) NAME OF PERSON FILING:

Beijing Jiuhe Yunqi Investment Center L.P.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Room 530, 5/F, Danling Soho, No. 6 Danlin Road, Haidian District, Beijing, China

ITEM 2 (c) CITIZENSHIP:

People’s Republic of China

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value US$0.0001 per share

ITEM 2 (e) CUSIP NUMBER:

88429K103

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 49,707,000 Class A ordinary shares

(b) PERCENT OF CLASS: 5.9% of Class A ordinary shares ( or 5.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

*The percentages used in this Schedule 13G are calculated based on a total of 937,358,520 ordinary shares, comprising 841,275,820 Class A ordinary shares and 96,082,700 Class B ordinary shares, of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE

49,707,000 Class A ordinary shares

(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE

0

(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

49,707,000 Class A ordinary shares

(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020
(Date)

/s/ Wang Xiao

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